Extract From the Annual Action of the Stockholder of
              Ohio Edison Company dated September 27, 1999

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          RESOLVED:  The sole shareholder amends the Code of Regulations of the Company to read as follows:

          Article 10 is amended by deleting the second paragraph of such Article.

          Article 11 is amended by changing the minimum number of Directors from "thirteen" to "three."

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          I, Edward J. Udovich, Assistant Corporate Secretary of Ohio Edison
Company do hereby certify that the foregoing is a true and correct copy of resolutions duly adopted by the Board of Directors of Ohio Edison Company, and that said resolutions have not since been rescinded but are still in full force and effect

          Executed as of this 23rd day of February 2000.




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                                   Assistant Corporate Secretary